UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[X] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   LABER, CARLOS A.
   2092 Concourse Drive
   San Jose, CA 95131

   Phone: (408) 433 5200
2. Issuer Name and Ticker or Trading Symbol
   MICRO LINEAR CORPORATION (MLIN)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   03/00
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
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Common Stock                                  03/01/00    M        416.00        A  $6.3750                     D  Direct
Common Stock                                  03/01/00    S        416.00        D  $8.5000                     D  Direct
Common Stock                                  03/01/00    M        7,000.00      A  $7.3130                     D  Direct
Common Stock                                  03/01/00    S        7,000.00      D  $8.5000                     D  Direct
Common Stock                                  03/01/00    M        6,834.00      A  $7.3130                     D  Direct
Common Stock                                  03/01/00    S        6,834.00      D  $8.5000                     D  Direct
Common Stock                                  03/01/00    M        7,061.00      A  $7.3130                     D  Direct
Common Stock                                  03/01/00    S        7,061.00      D  $8.5000                     D  Direct
Common Stock                                  03/02/00    M        6,000.00      A  $7.3750                     D  Direct
Common Stock                                  03/02/00    S        6,000.00      D  $8.7500                     D  Direct
Common Stock                                  03/06/00    M        9,000.00      A  $7.3750                     D  Direct
Common Stock                                  03/06/00    S        9,000.00      D  $8.5000                     D  Direct
Common Stock                                  03/07/00    M        7,000.00      A  $7.3750                     D  Direct
Common Stock                                  03/07/00    S        7,000.00      D  $8.1250      39,138.00      D  Direct

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
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Incentive Stock Option (right  $6.3750         03/01/00       M                          416.00                        07/24/06
to buy)
Non-Qualified Stock Option     $7.3130         03/01/00       M                          7,000.00                      01/23/06
(right to buy)
Non-Qualified Stock Option     $7.3130         03/01/00       M                          6,834.00                      01/23/06
(right to buy)
Non-Qualified Stock Option     $7.3130         03/01/00       M                          7,061.00                      01/23/06
(right to buy)
Non-Qualified Stock Option     $7.3750         03/02/00       M                          6,000.00                      01/27/08
(right to buy)
Non-Qualified Stock Option     $7.3750         03/06/00       M                          9,000.00                      01/27/08
(right to buy)
Non-Qualified Stock Option     $7.3750         03/07/00       M                          7,000.00                      01/27/08
(right to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
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Incentive Stock Option (right  03/01/00  Common Stock                   416.00                    17,083.33     D   Direct
to buy)
Non-Qualified Stock Option     03/01/00  Common Stock                   7,000.00                                D   Direct
(right to buy)
Non-Qualified Stock Option     03/01/00  Common Stock                   6,834.00                                D   Direct
(right to buy)
Non-Qualified Stock Option     03/01/00  Common Stock                   7,061.00                  0.00          D   Direct
(right to buy)
Non-Qualified Stock Option     03/02/00  Common Stock                   6,000.00                                D   Direct
(right to buy)
Non-Qualified Stock Option     03/06/00  Common Stock                   9,000.00                                D   Direct
(right to buy)
Non-Qualified Stock Option     03/07/00  Common Stock                   7,000.00                  -2,598.00     D   Direct
(right to buy)

Explanation of Responses:


SIGNATURE OF REPORTING PERSON
/S/ LABER, CARLOS A.
DATE